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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF SEPTEMBER 2004



                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED


              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)



                               ------------------



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                 Form 20-F [ X ]         Form 40-F [  ]



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                      Yes [   ]          No [ X ]



     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)






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                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content


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
Signature                                                             Page 3

Press release regarding the following:

- Shanda acquires mobile games developer Digital-Red, dated           Page 4
   September 7, 2004.

- Shanda operated BNB casual game reaches 700,000 peak                Page 5
   concurrent user milestone, dated September 23, 2004.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SHANDA  INTERACTIVE  ENTERTAINMENT  LIMITED





                                              By: /s/ Shujun Li
                                                  ------------------------------
                                                  Name: Shujun Li
                                                  Title: Chief Financial Officer







Date: September 27, 2004



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               SHANDA ACQUIRES MOBILE GAMES DEVELOPER DIGITAL-RED


SHANGHAI, CHINA - SEPTEMBER 7, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that it has signed an agreement to purchase the remaining interest that it did not already own in Beijing Digital-Red Mobile Software Co., Ltd., or Digital-Red (www.worldup.com), a leading developer of games for mobile devices. Shanda had initially purchased a minority stake in Digital-Red on January 13, 2004. Pursuant to the terms of the agreement, an initial installment will be paid in cash, with the remaining consideration to be paid in cash in 2006 based on the actual earnings performance of Digital-Red in 2005.

Founded in 2000, Digital-Red has developed more than 200 game applications, including pre-loaded games for mainstream mobile phone manufacturers, as well as K-Java games for China Mobile's game-download portal. Its pre-loaded games are deployed by Nokia, Motorola, Sharp and SonyEricson, etc. and are played by users all around the world. Its K-Java games were among the first ones available on China Mobile's game-download portal since it was first launched in 2003; and many of them enjoy top-ranking in terms of download traffic. Digital-Red has won many awards for its games' popularity and creativity from China Mobile and various mobile phone manufacturers. For instance, one game application called "MotoRacer 3D" was awarded Nokia S60 worldwide sales championship.

"The acquisition of Digital-Red marks the third important step we have taken to expand our interactive games offering platform," commented Tianqiao Chen, CEO of Shanda, "Following our investment in network PC game operator, Haofang, and our acquisition of casual game operator, Bianfeng, the addition of Digital-Red places us at the forefront of another emerging market opportunity -- wireless games. Digital-Red has already established a successful mobile games development platform, which combined with Shanda's games operation and community servicing expertise is poised to take advantage of the growing wireless interactive games market segment that has just begun to scratch the surface of its potential in China."

About Shanda Interactive Entertainment Limited


Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. In the second quarter of 2004, Shanda's commercially launched online games were played by over 1.6 million peak concurrent users and approximately 1.2 million average concurrent users. For more information about Shanda, please visit http://www.snda.com.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge
Brainerd Communicators, Inc.
212-986-6667
E-mail: stonge@braincomm.com



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              SHANDA OPERATED BNB CASUAL GAME REACHES 700,000 PEAK
                           CONCURRENT USER MILESTONE

- Upcoming casual game, Maplestory, wins "The Most Anticipated Game of 2004" at the Second Annual Meeting of Online Games


SHANGHAI, CHINA - SEPTEMBER 23, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, and NEXON Corporation, announced today the recording of 700,000 peak concurrent users of BNB, making the popular online game the world's largest in terms of peak concurrent users.

In addition, Shanda announced today that Maplestory, the Company's upcoming casual game, has won "The Most Anticipated Game of 2004" at the Second Annual Meeting of Online Games in China. Developed by Korean-based WIZET, Maplestory is the first 2D side-scrolling online game in the world. Moreover, the game boasts graphic effects of fairy tales coupled with warm and gentle colors, providing the user with a unique gaming experience. Furthermore, the active player participation within the game's current closed beta testing provides an encouraging outlook for the game's launch, which will likely take place later this year.

"BNB is paving the way for the growth of casual online games as a healthy, affordable entertainment medium for China's vast and growing base of Internet users," said Shanda CEO Tianqiao Chen. "BNB, along with the significant amount of buzz that our new game Maplestory has generated during its beta testing, illustrates the strong consumer acceptance and demand for casual games, and underscores the growing diversity of our online game platform. Shanda enjoys the leading market position in both casual games and in massively multiplayer online role playing (MMORPG) games in terms of peak concurrent users."

BNB, developed by NEXON Corporation, is a casual online game targeted at the home user base. Its unique design enables two players to enjoy the game on a single computer at the same time, thus a family can easily form a team to play with other families. Since Shanda started commercial service of BNB in August 2003, BNB has continued to grow rapidly in terms of popularity among a wide range of user demographics, becoming the largest online game in China in terms of peak concurrent users. In addition, the content-related merchandises of BNB developed by Shanda Xinhua have gained acceptance in the consumer market in China in a short period of time.


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. In the second quarter of 2004, Shanda's commercially launched online games were played by over 1.6 million peak concurrent users and approximately 1.2 million average concurrent users. For more information about Shanda, please visit http://www.snda.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking



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statements, including but not limited to statements regarding future game launches. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to the risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge
Brainerd Communicators, Inc.
212-986-6667
E-mail: stonge@braincomm.com



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